

September 20, 2022

Joseph Sigrist
Chief Financial Officer
DoubleDown Interactive Co., Ltd.
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea

> **Re: DoubleDown Interactive Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 14, 2022**
> **File No. 333-267422**

Dear Mr. Sigrist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Barbara A. Jones